03012960

SO 3/6/03

VF 3-5-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-29091~~ 8-40577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.D. Richardson Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Bridgewater Road
(No. and Street)

Farmington (City) Connecticut (State) 06032 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bobrow & Company P.C.
(Name – *if individual, state last, first, middle name*)

Two Bridgewater Road Farmington, CT 06032
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAR 04 2003 PROCESSING WASH. D.C. 165 SECTION

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 20 2003

OATH OR AFFIRMATION

I, Samuel Bailey, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.D. Richardson Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-none-

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Bobrow & Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD

Alec R. Bobrow, CPA

Independent Auditors' Report

To the Board of Directors
T.O. Richardson Securities, Inc.
Farmington, Connecticut

We have audited the accompanying statement of financial condition of T.O. Richardson Securities, Inc. (a Connecticut corporation, the Company) as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.O. Richardson Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bobrow & Company, P.C.
Certified Public Accountants

January 23, 2003

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

T.O. Richardson Securities, Inc.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$ 155,802
Marketable securities	3,300
Prepaid expenses	1,219
Other receivables	42,282
Total assets	$ 202,603

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities	$ 28,703
Royalties payable	4,281
	32,984
Stockholders' equity:	
Common stock, no par value (stated value $10); 5,000 shares authorized, 1,000 shares issued	10,000
Retained earnings	172,993
Less: Treasury stock, at cost, 250 shares	(13,374)
Total stockholders' equity	169,619
Total liabilities and stockholders' equity	$ 202,603

The accompanying notes are an integral part of this financial statement.

T.O. Richardson Securities, Inc.
Statement of Income
For the Year Ended December 31, 2002

Revenues:	
Incentive income	$ 228,858
Distributor income	234,505
Other	4,076
Total revenues	467,439
Expenses:	
Royalty	359,546
Regulatory expense	14,822
Mutual fund expense	14,447
Professional fees	11,275
Insurance expense	2,657
Office expense	2,604
Other taxes	794
Registrations and fees	650
Total expenses	406,795
Net income	$ 60,644

The accompanying notes are an integral part of this financial statement.

T.O. Richardson Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock		Treasury Stock			
	Shares	Amount	Shares	Amount	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2001	1,000	$ 10,000	(250)	$ (13,374)	$133,362	$129,988
Net Income	0	0	0	0	60,644	60,644
Distribution for shareholders' tax reimbursement	0	0	0	0	(21,013)	(21,013)
Balance, December 31, 2002	1,000	$ 10,000	(250)	$ (13,374)	$172,993	$169,619

The accompanying notes are an integral part of this financial statement.

T.O. Richardson Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows from Operating Activities:	
Net income	$ 60,644
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in prepaid expenses	(902)
Increase in other receivables	(31,810)
Decrease in accounts payable and accrued liabilities	(29,628)
Decrease in royalties payable	(46,019)
Net cash used in operating activities	(47,715)
Cash Flows from Financing Activities:	
Distribution for shareholders' tax reimbursement	(21,013)
Net cash used in financing activities	(21,013)
Net decrease in cash and cash equivalents	(68,728)
Cash and cash equivalents, beginning of year	224,530
Cash and cash equivalents, end of year	$155,802

The Company paid no interest during the year and does not pay Federal income taxes because it has elected "S corporation" status.

The accompanying notes are an integral part of this financial statement.

T.O. Richardson Securities, Inc.
Notes to Financial Statements

1. Organization:

T.O. Richardson Securities, Inc. (the Company) was organized on November 1, 1988 as a Connecticut corporation for the purpose of conducting business as a broker/dealer and selling mutual fund shares to institutional customers located in Connecticut, Massachusetts and Michigan.

2. Summary of Significant Accounting Policies:

Income Taxes

The Company has elected, pursuant to the provisions of Section 1362 of the Internal Revenue Code, to be taxed as a small business corporation. Accordingly, Federal income tax liabilities are the responsibility of the shareholder. Therefore, no provision or liability for Federal income tax has been included in the financial statements.

Cash and cash equivalents

The Company has defined cash equivalents as short-term, highly liquid investments with original maturities of less than 90 days, including the money market funds held for investment.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

3. Net Capital and Reserve Requirements:

Under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule), the Company is required to maintain minimum "net capital" equal to the greater of $25,000 or 6-2/3% of "aggregate indebtedness", as those terms are defined in the Rule. The Company's net capital under the Rule at December 31, 2002 equals $120,068, which is in excess of the required minimum.

The Company does not hold funds or securities for, or owe funds or securities to, customers other than funds or securities promptly forwarded to the clearing broker/dealer or customer. The Company is thereby exempted from Rule 15c3-3 of the Securities Exchange Act of 1934 by paragraph (k) (2) (i) of that rule.

4. Related Parties

The Company executes transactions for its customers and the customers of its affiliated companies, T.O. Richardson Company, Inc. and J.D. Reynolds Company. The affiliates provide investment advisory services based upon a formula that monitors market activity. Based on this formula, the Company paid J.D. Reynolds Company a royalty fee of $15,894, which is equal to 90% of gross revenue attributable to J.D. Reynolds Company accounts, and $343,652 to T.O. Richardson Company, Inc., which is equal to 85% of net income excluding state taxes.

5. Marketable Securities

Marketable securities are classified as available for sale as of December 31, 2002 and consist of the following items:

300 shares NASD	$ 3,300

At December 31, 2002, the stock was trading at close to cost basis. Any change to fair market value is deemed to be immaterial to these financial statements.

6. Contingency:

As of the date of these financial statements, a statement of claim has been filed before the National Association of Securities Dealers against T.O. Richardson Securities, Inc. Management believes, as the claimant is not a customer of T.O. Richardson Securities, Inc., that there is no merit to the claim and that there is no potential liability which could arise out of the arbitration proceedings before the NASD dispute resolution.

T.O. Richardson Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
For the Year Ended December 31, 2002

Stockholders' equity	$169,619
Less: Non-allowable assets	46,801
Net capital before haircut on security position	122,818
Less: Haircut on money market fund investment	2,750
Net capital	120,068
Minimum net capital required to be maintained (greater of $25,000 or 6-2/3% of aggregate indebtedness of $32,984)	25,000
Net capital in excess of requirement	$ 95,068
Ratio of aggregate indebtedness to net capital	27%

NOTE: No differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2002 quarterly Focus Report-Part llA filing.

The accompanying notes are an integral part of this financial statement.

Bobrow & Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD

Alec R. Bobrow, CPA

Report of Independent Public Accountants Relating to Accounting System and Internal Control

To the Board of Directors
T.O. Richardson Securities, Inc.

In planning and performing our audit of the financial statements of T.O. Richardson Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Bobrow & Company, P.C.
Certified Public Accountants

January 23, 2003

Bobrow & Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD

Alec R. Bobrow, CPA

Supplemental Report on Securities Investor Protection Corporation Assessment For the Year Ended December 31, 2002

To the Board of Directors
T.O. Richardson Securities, Inc:

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have read the Company's Certificate of Exclusion from Membership (Form SIPC-3) in the Securities Investor Protection Corporation, and have reviewed Form X-17A-5 for the year ended December 31, 2002, to determine whether the claim for exclusion was consistent with the income reported therein.

In our opinion, the claim for exclusion from membership in the Securities Investor Protection Corporation was consistent with the income reported in Form X-17A-5 for the year ended December 31, 2002.

This report has been prepared solely for the information of the Securities and Exchange Commission, the National Association of Securities Dealers and Securities Investor Protection Corporation, and is not to be used for any other purpose.

Bobrow & Company, P.C.
Certified Public Accountants

January 23, 2003

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com